EXHIBIT 99.1

28 March 2023

Ad hoc release according to Article 17 MAR of the Regulation (EU) No 596/2014

Evotec and Bristol Myers Squibb expand strategic neurodegeneration partnership

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces today that the Company has extended and expanded its strategic partnership with Bristol Myers Squibb (NYSE:BMY) in neurodegeneration, originally signed in 2016. Aim of the 8-year extension of the strategic alliance is to further broaden the programme pipeline in neurodegenerative diseases.

Evotec receives a $ 50 m upfront payment, undisclosed license and performance milestone payments, as well as tiered royalties up to low double-digit percentages on product sales. Including the upfront and downstream performance milestone payments, the overall transaction results in a deal potential of $ 4 bn.

– End of ad hoc release –

Contact: Dr Werner Lanthaler, Chief Executive Officer, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49.(0)40.560 81-242, werner.lanthaler@evotec.com